

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 21, 2007

By Facsimile and U.S. Mail

Mr. Robert A. Cohan
President and Chief Executive Officer
Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, Colorado 80224-2426

> **Re: Aspen Exploration Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 12, 2006**
> **File No. 000-09494**

Dear Mr. Cohan:

We have reviewed your Form 10-KSB for the fiscal year ended June 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2006

Gas Delivery Commitments, page 9

1. We note that you entered into a gas sales contract to sell gas at a fixed price and that you are required to pay monetary penalties in the event of non-delivery. Please tell us how you account for these types of contracts. In addition, please

tell us the nature of these penalties and indicate whether the penalty is variable and/or fixed.

Outlook and Trends, page 18

2.   We note your disclosure on page 19 that you "managed to replace 121% of our proved reserves." Due to the variable components of this reserve replacement measure, please expand your discussion to address each of the following, without limitation.

• Describe how the measure is calculated. We would expect the information used to calculate this measure to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

• Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this measure using:
   o non-proved reserve quantities, or,
   o proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

• Identify the reasons why proved reserves were added.
   o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

• Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

• Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

Item 8A. Controls and Procedures, page 29

3.   We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly.

4.   We note that your disclosure that your president concluded that disclosure controls and procedures were not effective. We further note that in your annual filing as well as your subsequent interim filings, you have disclosed that there were no changes in your internal controls over financial reporting. Please clarify how you were able to conclude that your disclosure controls and procedures were effective as of September 30, 2006, as disclosed on your Form 10-QSB for that period ended, absent any changes to your internal controls over financial reporting.

Consolidated Statements of Income, page 46

5.   We note your disclosure on pages 17, 22 and 23 that you earn management fees as the operator of properties in which you invest. We also note that you have recognized management fee revenue. Please expand your accounting policy to disclose how you account for other services. Without limitation, other services include drilling, well services and equipment supply services in connection with properties in which you or an affiliate hold an ownership or other economic interest. Refer to Rule 4-10(c)(6)(iv) of Regulation S-X and Section II.F.7(b) of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001, which can be located at our website at:
       http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

6.   Please tell us why you have reflected interest income as a component of revenue.

Consolidated Statements of Cashflows, page 48

7.   We note that you have classified advances from joint ventures as a source of cash within operating activities for all periods presented. Please tell us the nature of these advances and specify the terms of the arrangement that provides for such

advances. If you are obligated to repay such amounts, please tell us the related terms of these obligations. In addition, please tell us how you determined that classification within operating activities is appropriate and indicate if you contemplated alternate classification.

Note 1. Summary of Significant Accounting Policies, page 49

Oil and Gas Properties, page 50

8.   Please disclose the following in regard to capitalized internal costs, if applicable:

- the total amount and of any internal costs capitalized.

- the basis for capitalizing internal costs.

- the amount of internal costs capitalized for each period in which an income statement in presented.

- specify, if true, that the internal costs capitalized can be directly identified with acquisition, exploration or development activities.

- state, if true, that internal costs capitalized do not include any costs related to production, general corporate overhead or similar activities.

Refer to Rule 4-10(c)(2) of Regulation S-X.

9.   Please clarify what you mean by the term, independent engineer. We note your related disclosure on page 59.

10.   Please clarify whether or not you have any unproved properties. If so, please expand your disclosure to explain how you assess unproved properties for impairment at least annually, as required by Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X. We note your disclosure of costs incurred on page 59 where it appears that a significant portion of those costs were exploration costs.

11.   Please indicate whether or not you have any unevaluated properties. If so, please include the following information regarding your unevaluated properties, as required by Rule 4-10(c)(7)(ii) of Regulations S-X.

- Describe the current status of each significant property or project.

- Identify the anticipated timing of the inclusion of the costs in your full cost amortization calculation.

- Disclose, in a table, the following information by acquisition, exploration, development and capitalized interest costs:
    - the total costs excluded as of the most recent fiscal year.
    - the amount of the excluded costs incurred in each of the most recent three fiscal years and the total for any earlier fiscal years in which costs were incurred.

12.   Disclose the total amount of amortization expense per equivalent physical unit of production as required by Rule 4-10(c)(7)(i) of Regulation S-X.

13.   Disclose how you account for your partnerships, joint ventures and drilling arrangements. Refer to Rule 4-10(c)(6)(iii).

14.   Disclose how you amortize your capitalized oil and gas producing activity costs in greater detail. Refer to Rule 4-10(c)(3) of Regulation S-X. Refer also to SAB Topic 12:D which can be located on our website at: http://www.sec.gov/interps/account/sabcodet12.htm#12d4

Allowance for Bad Debts, page 51

15.   We note your disclosure indicating that you have not recorded an allowance for doubtful accounts. Please tell us the terms under which you grant credit to your customers. In addition, please provide us a summary of your accounts receivable aging schedule as of December 31, 2006.

Note 4 – Related Party Transactions, page 57

16.   Please expand your disclosure to explain how you account for the assignment of overrides to employees at no cost.

17.   Please explain what you mean by your disclosure that your "drilling activities are classified as exploratory and as such the assignment of overriding royalty interests or working interests is not considered to have significant value."

Note 6 – Oil and Gas Activities, page 58

Capitalized Costs, page 58

18.   Please support your conclusion, in detail, that certain undeveloped properties' fair value was immaterial at the date of acquisition and no value was assigned to those properties. We may have further comment.

Acquisition, Exploration and Development, page 59

19.   Please revise your presentation to report each category of cost with the related asset retirement costs included in each subtotal. Refer to our February 2004 industry letter at:
http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Unaudited Oil and Gas Reserve Quantities, page 59

20.   Please expand your disclosure to clarify what you mean by "under existing economic and operating conditions."

Note 8 – Gain on Sale of Investment, page 63

21.   Please clarify whether or not your accounting for your investments was in compliance with SFAS 115 at the time you initially recorded the investments up until the time of sale. Your reference to the impact of the provisions of SFAS 115 is unclear. We may have further comment.

Note 9 – Contractual Obligations, page 64

22.   We note your disclosure on page 20 of future commitments. Please clarify whether or not you are contractually obligated to proceed with these plans and explain the impact on your financial condition and results of operations if you do not satisfy those future commitments.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief